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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 2012

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of June 2012, incorporated by reference herein:

Exhibit

99.1   Release dated June 28, 2012, entitled "EXERCISE OF OPTIONS AND SALE OF SHARES".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: June 28, 2012   By: /s/ Themba Gwebu
                                             Name: Themba Gwebu
                                             Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

NYSE trading symbol: DRD

("**DRDGOLD**")

EXERCISE OF OPTIONS AND SALE OF SHARES

In compliance with paragraph 3.63 of the JSE Limited Listings Requirements ("Listings Requirements"), the following information regarding transactions by a director of a major subsidiary of DRDGOLD is disclosed:

Name of director:	Mr C Symons
Company:	Crown Gold Recoveries (Proprietary) Limited
Date of transaction:	27 June 2012
Nature of transaction:	Exercise of options in terms of the DRDGOLD (1996) Share Option Scheme and subsequent sale of shares
Class of securities:	Options in respect of DRDGOLD ordinary shares
Number of options exercised and strike price:	100 957 at R3.50 per share
Total value of transaction:	R353 349.50
Number of shares sold and Selling price:	100 957 at R5.60
Total value of sale:	R565 359.20
Nature of director's interest: Exercise of options was completed off-market and sale of shares concluded on-market	Direct beneficial

In compliance with paragraph 3.66 of the Listings Requirements, prior clearance to deal in the above securities was obtained from the Chief Financial Officer of DRDGOLD. The above trades were completed outside of a closed period.

Roodepoort

28 June 2012

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